Filed Pursuant to Rule 424(b)(3)
Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 25 DATED JUNE 22, 2007

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 6 dated October 6, 2006, supplement no. 13 dated January 4, 2007 (filed with the SEC on January 9, 2007), supplement no. 21 dated April 5, 2007 (filed with the SEC on April 11, 2007), supplement no. 22 dated May 9, 2007, supplement no. 23 dated May 15, 2007 and supplement no. 24 dated June 13, 2007. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the execution of an agreement to acquire two single-story office/research and development buildings containing 187,268 rentable square feet in Newark, California.

Agreement to Purchase the Bridgeway Technology Center

We entered into an agreement to acquire two single-story office/research and development buildings containing 187,268 rentable square feet (the “Bridgeway Technology Center”). On June 12, 2007, our external advisor, KBS Capital Advisors LLC, entered into a purchase and sale agreement with SC Bridgeway, Inc. On June 13, 2007, our advisor assigned this purchase and sale agreement to us for no consideration. Pursuant to the purchase and sale agreement, we would be obligated to purchase the property only after satisfactory completion of agreed upon closing conditions. The seller is not affiliated with us or our advisor.

The purchase price of the Bridgeway Technology Center is $49,890,000 plus closing costs. We intend to fund the purchase of the Bridgeway Technology Center with proceeds from this offering, but we may later place mortgage debt on the property.

The Bridgeway Technology Center is located on an approximate 13-acre parcel of land at 7007-7015 Gateway Boulevard and 7151 Gateway Boulevard in Newark, California. The Bridgeway Technology Center was completed in 1996 and is 100% leased by two tenants, GE Homeland Protection, Inc. (70%) and Risk Management Solutions, Inc. (30%). GE Homeland Protection, Inc. is a business of GE Security, Inc. and a wholly owned indirect subsidiary of the General Electric Company. GE Security, Inc. is a leading supplier of security and life safety technologies, with operations in more than 35 countries. Risk Management Solutions, Inc. is headquartered at the Bridgeway Technology Center and is a leading provider of products and services for the quantification and management of catastrophe risks. Risk Management Solutions, Inc. is a subsidiary of Daily Mail and General Trust, one of the United Kingdom’s largest media holding companies.

The current aggregate annual base rent for the tenants of the Bridgeway Technology Center is approximately $4,000,000. As of June 2007, the current weighted-average remaining lease term for the current tenants of the Bridgeway Technology Center is approximately 3.2 years. The GE Homeland Protection, Inc. lease expires in February 2010, and the average annual rental rate for the GE Homeland Protection lease over the remaining lease term is $13.06 per square foot. GE Homeland Protection, Inc. has the right, at its option, to terminate its lease effective August 2009 with six-months notice and upon payment of a termination fee. The Risk Management Solutions, Inc. lease expires in December 2010, and the average annual rental rate for the Risk Management Solutions, Inc. lease over the remaining lease term is $46.28 per square foot.

There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit $1,000,000 of earnest money.